Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 18, 2018
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Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
RE:	BlackRock Multi-Sector Opportunities Trust II (333-225794 and 811-23357)
Ladies and Gentlemen:
BlackRock Multi-Sector Opportunities Trust II (the “Fund”) filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) on June 20, 2018 (the “Registration Statement”).
The registration statement of BlackRock Multi-Sector Opportunities Trust (File Nos. 333-220294 and 811-23285) (“MSO”) served as precedent for the Registration Statement.  The investment strategies, investment policies, risks, investment advisor, sub-advisors, and management of the Fund (including portfolio managers, officers and board members) are substantially similar to MSO.  Each fund is organized as a Delaware statutory trust with a limited term of existence.  Each fund is also an unlisted closed-end fund that may, in its board’s discretion, conduct periodic tender offers to provide liquidity to its shareholders.
The differences between the Fund and MSO are reflected in a copy of the Registration Statement marked against MSO’s registration statement that will be provided to the Commission’s staff. The principal differences relate to the offering structure, shareholder servicing compensation, the dealers involved in the offering,

Securities and Exchange Commission
July 18, 2018

the specific term of the Fund, policies related to the opportunistic component of the Fund’s investment strategy and other general updates to risk and other disclosure.
Given these limited differences, the Fund requests that the Commission declare the Registration Statement (or a pre-effective amendment thereto) effective with limited or no review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984), by a date and time to be specified in an acceleration request letter.
If you have any questions or require any further information with respect to the Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.
Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon